Exhibit 99.1

iQIYI Announces Change in Executive Leadership

iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced that Mr. Jun Wang has resigned from his position as Chief Financial Officer, effective today, due to personal reasons. Concurrently, Ms. Ying Zeng, Senior Vice President of Finance, has been appointed as the Interim Chief Financial Officer of the Company. Mr. Jun Wang will continue on as an advisor to iQIYI to ensure a smooth transition, through May 31, 2026. The Company will conduct executive search of candidates for the Chief Financial Officer position.

“I am grateful to Jun for his dedicated service. Jun’s expertise and leadership have been instrumental in significantly strengthening our capital structure and establishing a more resilient financial foundation to support future value creation. On behalf of the Company and management team, I thank Jun for his invaluable contributions and wish him all the best. In addition, we will have Ms. Ying Zeng join our leadership team with her new role as the Company’s Interim CFO. Her close involvement in the Company’s IPO and previous financing initiatives, along with her extensive experience in finance and deep familiarity with the business and management team, will be invaluable to the Company,” said Dr. Yu Gong, Director and Chief Executive Officer of the Company.

“It has been my honor to be part of the team, and I am proud of all that we have accomplished together. I am confident that under the leadership of the current management team, iQIYI will continue to unlock new opportunities and achieve greater milestones in the future,” said Mr. Jun Wang.

Ms. Ying Zeng joined iQIYI in February 2017 and has served as the Senior Vice President of Finance since January 2022. Prior to that, she served as the deputy director of budget control and financial analysis department of Baidu, Inc. from June 2011 to February 2017. From June 2003 to May 2011, she served as a financial manager of eLong, Inc. Ms. Zeng obtained a bachelor’s degree in accounting from Wuhan University of Technology in July 1999 and a master’s degree in professional accounting from Peking University in June 2014.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. iQIYI distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Over time, iQIYI has built a massive user base and developed a diversified monetization model including membership services, online advertising services, content distribution, online games, talent agency, experience business, etc.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com